Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Linkage Holding (Hong Kong) Limited	Hong Kong
Extend Co., Limited	Japan
Linkage Electronic Commerce Limited	Hong Kong
HQT Network Co., Limited	Hong Kong
Linkage (Fujian) Network Technology Limited	People’s Republic of China
Fujian Chuancheng Internet Technology Limited	People’s Republic of China
Fujian Chuancheng Digital Technology Limited	People’s Republic of China
Linkage Global U.S. Inc	United States